NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the common shareholders (the "Meeting") of TALISMAN ENERGY INC. (the "Company") will be held in the Exhibition Hall, North Building of the Telus Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta, Canada, on Wednesday, May 5, 2010 at 1:00 p.m. (Mountain Daylight Time) for the following purposes:

1.
to receive the annual report and the consolidated financial statements of the Company for the year ended December 31, 2009 together with the report of the auditor thereon;

2.
to elect the directors for the ensuing year;

3.
to appoint the auditor for the ensuing year;

4.
to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution confirming amendments to the Company's By-Law No. 1, as described in the Company's Management Proxy Circular accompanying this Notice of Meeting; and

5.
to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The procedures by which shareholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether a shareholder is a registered shareholder (that is, a shareholder who holds common shares directly in his, her or its own name and is entered on the register of common shareholders), or a non-registered shareholder (that is, a shareholder who holds common shares through an intermediary such as a bank, trust company, securities dealer or broker).

Registered holders of common shares unable to attend the Meeting in person are requested to complete the enclosed Form of Proxy and return it in the envelope provided to the Company's transfer agent and registrar, Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 1:00 p.m. (Mountain Daylight Time) on May 4, 2010, or one business day preceding any adjournment of the Meeting. Alternatively, telephone and Internet voting options are available. Please see the Form of Proxy for more details. Non-registered shareholders are advised to refer to the Company's Management Proxy Circular and to the Voting Instruction Form for instructions relevant to them.

DATED at Calgary, Alberta, this 8 th day of March, 2010.

BY ORDER OF THE BOARD

C. Tamiko Ohta
Corporate Secretary

Full instructions explaining the process for a shareholder to attend the Meeting in person are set out in the Management Proxy Circular accompanying this Notice of Meeting. Shareholders who have questions may call Georgeson Shareholder Communications Canada Inc. toll-free at 1-866-909-6476 for further information.